EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Company	State of Organization
Enterprise Financial Services Corp	Delaware
Enterprise Bank & Trust	Missouri
Charford, Inc.	Missouri
Enterprise Premium Finance Corp.	Missouri
Enterprise Merchant Banc, Inc.	Missouri
EBH Capital Trust I	Delaware
EFSC Capital Trust I	Delaware
Enterprise Real Estate Mortgage Company, LLC	Missouri
Enterprise IHC, LLC	Missouri